Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following are communications to Starwood associates (i) an email from Marriott’s President and Chief Executive Officer Arne Sorenson announcing the proposed merger of Marriott International, Inc. and Starwood Hotels & Resorts and (ii) a transcript of a video that was embedded in the email from both Executive Chairman and Chairman of the Board J.W. Marriott, Jr. and President and Chief Executive Officer Arne Sorenson.

(i)

Date: November 16, 2015

Subject Line: A Message from Arne Sorenson, President and CEO, Marriott International

Dear Starwood Associates,

Hello. I want to introduce myself and say how excited I am that we will be joining forces.

You are part of a top-notch team. Your innovation in the lifestyle category and ability to attract discerning, loyal customers are achievements that we at Marriott International have long admired.

I know it’s strange that we will go from competitors to teammates. I believe strongly that we share similar goals and our partnership will be a natural one.

You may already know a fair amount about our company, but I want to be sure that you know that the well-being of associates has been and will always be our first priority.

“Putting People First” began with the founding of our company in 1927, when J. Willard and Alice S. Marriott opened an A&W Root Beer stand in Washington, D.C. The Marriotts believed that if you take care of your associates, they will take care of the customers and those customers will come back. This has been a hallmark of our culture and central to how we have operated for nearly 90 years – through the best of times and through challenging ones, as well.

We understand that you will have many questions today and in the days ahead. We will provide the answers we have, and share all other information as it becomes available. We expect a merger of this scale to take several months for reviews and approvals before it is finalized.

We were attracted to Starwood because of your strong portfolio of brands, your innovative loyalty program, your international footprint, and, of course, your excellent associates. Once the deal is closed, Marriott and Starwood combined will become the world’s largest hotel company with a unique ability to meet the varied needs of travelers whatever their purpose and wherever they are in the world.

Delighting our guests is the priority, and we don’t anticipate the integration having an impact at the hotel level worldwide. There will be some support areas where we overlap and we’ll address those in time as we look to more efficiently run our combined organization.

A big part of our people-first culture is treating people with respect and transparency. You’ll experience both as we work through this process.

Today is the start of an incredible journey for our two companies. I know we will do great things together.

Thank you,

Arne Sorenson
President and CEO
Marriott International, Inc.

For more information, including our press release, visit Marriott News Center.

And, now, for some language required by the U.S. Securities and Exchange Commission….

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

(ii)

VIDEO SCRIPT

Arne Sorenson: Today is an exciting day. We just announced that Marriott International and Starwood Hotels & Resorts will be merging.

Combined, we will be the world’s largest hotel company with over 5,500 properties and 1.1 million rooms.

Bill Marriott:

We’ve always admired Starwood for its strong brands, great loyalty program, international footprint and beautiful properties.

Not to mention its innovative spirit.

After all, it was Starwood who helped define the lifestyle category with the introduction of W Hotels.

Arne:

Our vision is to be the World’s Favorite Travel Company. And with this merger, there is a lot to “like.” More value for shareholders.

More choices and benefits for consumers.

More economic advantages for our owners and franchisees.

More opportunities for our team.

Bill:

At Marriott, we believe in “Putting People First.” It’s one of our core values, established by my parents when they founded the company almost 90 years ago.

Arne:

That means being transparent and treating everyone with respect. We’ll update the Starwood and Marriott teams… and our owners and franchisees… regularly, as we finalize the merger over the next several months.

Bill:

I know it will be strange when we go from competitors to teammates! But I do believe that we share similar goals, and our partnership will be a natural one.

I am certain we will want to win together.

Arne:

Today is the start of an incredible journey for our two companies.

I know we will do great things together as The World’s Favorite Travel Company.

I can’t wait to get started.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.